UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response ........... 1.00
SEC USE OILY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Global Water Resources, Inc.	(b) IRS IDENT. NO. 900632193	(c) S.E.C. FILE NO. 001-37756		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 21410 19th Avenue, Suite 220 Phoenix AZ 85027			(e) TELEPHONE NO.
			AREA CODE 480	NUMBER 999-5247
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Trevor T Hill	(b) RELATIONSHIP TO ISSUER Chairman	(c) ADDRESS STREET CITY STATE ZIP CODE c/o 21410 19th Avenue Phoenix AZ 85027 Suite 220
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Common	RBC Wealth Management 95 King Street South Waterloo, ON N2J 5A2		2,100	$19,036	19,631,266	6/15/2018	NASDAQ or TSX

INSTRUCTIONS: 3 . (a) Title of the class of securities to be sold
1. (a) Name of issuer (b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuer's I.R.S. Identification Number (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer's S.E.C. file number, if any (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer's address, including zip code (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuer's telephone number, including area code by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2 . (a) Name of person for whose account the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person's relationship to the issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
(c) Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	5/3/2016
On May 3, 2016, Global Water Resources, Inc. (the "Issuer") completed its merger (the "Merger") with GWR Global Water Resources Corp. ("GWRC") pursuant to which GWRC merged with and into the Issuer, with the Issuer surviving as a Delaware corporation. Holders of GWRC's common shares received one share of the Issuer's common stock for each then outstanding common share of GWRC. As a result, the reporting person received 91,667 shares of the Issuer's common stock for the 91,667 common shares of GWRC held by the reporting person prior to the consummation of the Merger, inclusive of the 2,100 shares of the Issuer’s common stock to be sold as reported in this Form 144.
			Issuer	2,100	5/3/2016	Exchange

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	6/15/2018	6,400	$58,226
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	6/4/2018	732	$6,764
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	5/29/2018	2,240	$20,698
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	5/28/2018	1,000	$9,250
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	5/24/2018	2	$18
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	5/22/2018	33	$305
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	5/15/2018	900	$8,316
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	3/20/2018	2,000	$18,140
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	3/19/2018	3,300	$29,956
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	3/16/2018	1,700	$15,555
Trevor T Hill, Two Biltmore Estates #101, Phoenix, AZ 85016	Common	3/15/2018	1,500	$13,770
REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

June 18, 2018	/s/ Trevor T. Hill
DATE OF NOTICE	(SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
           The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)